UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.4)*

Wendy’s International, Inc.

(Name of Issuer)

Common Shares $.10 stated value

(Title of Class of Securities)

950590109

(CUSIP Number)

Stuart I. Rosen, Esq.

General Counsel

Trian Fund Management, L.P.

280 Park Avenue, 41st Floor

New York, New York 10017

(212) 451-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Fund Management, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454182

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
7,998,200

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
7,998,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,998,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Fund Management GP, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
7,998,200

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
7,998,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,998,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners GP, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453775

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,609,533

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,609,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,609,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453595

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,609,533

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,609,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,609,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453988

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
666,120

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
666,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
666,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Master Fund, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0468601

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,757,316

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,757,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,757,316

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Master Fund (Non-ERISA), L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0471467

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
186,097

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
186,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
186,097

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694154

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
153,606

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
153,606

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
153,606

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694293

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
153,606

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
153,606

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
153,606

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763105

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
34,820

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
34,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II GP, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763102

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
34,820

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
34,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763099

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
34,820

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
34,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Nelson Peltz

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
7,998,200

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
7,998,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,998,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Peter W. May

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
7,998,200

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
7,998,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,998,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Edward P. Garden

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
7,998,200

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
7,998,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,998,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg Master Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Sandell Asset Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Castlerigg International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 950590109

1	NAME OF REPORTING PERSON
Thomas E. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /X/
(b) / /
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
3,916,013

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
3,916,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON
IN

INTRODUCTORY STATEMENT

This Amendment No. 4 (this “Amendment”) relates to the Schedule 13D filed on behalf of Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands limited partnership (“Trian Offshore (Non-ERISA)”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund GP”), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II”), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership (“Parallel Fund II GP”), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company (“Parallel Fund II GP LLC”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”, and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Trian Filing Persons”), Castlerigg Master Investments Ltd. (“CMI”), Sandell Asset Management Corp. (“SAMC”), Castlerigg International Limited (“CIL”), Castlerigg International Holdings Limited (“CIHL”) and Thomas E. Sandell (“Sandell”, and collectively with CMI, SAMC, CIL and CIHL, the “Sandell Filing Persons” and, together with the Trian Filing Persons, the “Filing Persons”), with the Securities and Exchange Commission on December 13, 2005 (as amended by Amendment No. 1 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on January 17, 2006, Amendment No. 2 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on March 3, 2006 and Amendment No. 3 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on April 28, 2006, the “Schedule 13D”), relating to the Common Shares, $.10 stated value (the “Shares”), of Wendy’s International, Inc., an Ohio corporation (the “Issuer”). Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Items 3, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to include the following:

Item 3. Source and Amount of Funds or Other Consideration

Since April 28, 2006, Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund, Parallel Fund II and the Separate Account have entered into a series of privately negotiated back-to-back call and put transactions with a financial institution (the “Options”) as a result of which such Filing Persons and the Separate Account are subject to the same economic gain or loss as if they had purchased the underlying Shares. Such Filing Persons and the Separate Account currently intend to exercise these call options using general working capital currently available. These call options have an aggregate strike price of $85,099,351.97. (See Item 5 below for additional detail on the Options).

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on May 30, 2006, the Filing Persons beneficially owned, in the aggregate, 7,998,200 Shares (including Shares underlying the Options), representing approximately 6.9% of the Issuer’s outstanding Shares (based upon the 116,620,000 Shares stated by the Issuer to be outstanding as of May 7, 2006 in the Issuer’s Form 10-Q filed May 11, 2006).

(b) Each of Trian Onshore, Trian Offshore and Trian Offshore (Non-ERISA) beneficially and directly owns and has sole voting power and sole dispositive power with regard to 666,120, 2,757,316 and 186,097 Shares (including a portion of the Shares underlying the Options), respectively, except to the extent that other Filing Persons as described in the Schedule 13D may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Parallel Fund beneficially and directly owns and has sole voting power and sole dispositive power with regard to 153,606 Shares (including a portion of the Shares underlying the Options), except to the extent that other Filing Persons as described in the Schedule 13D may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Parallel Fund II beneficially and directly owns and has sole voting power and sole dispositive power with regard to 34,820 Shares (including a portion of the Shares underlying the Options), except to the extent that other Filing Persons as described in the Schedule 13D may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Certain of the Filing Persons beneficially own 284,228 Shares (including a portion of the Shares underlying the Options) that are directly owned by the Separate Account, as further described in the Schedule 13D.

CMI beneficially and directly owns and has sole voting power and sole dispositive power with regard to 3,916,013 Shares, except to the extent that other Filing Persons as described in Item 5 to the Schedule 13D may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

(c) The following table and the notes thereto sets forth all transactions with respect to the Shares effected since April 28, 2006, the date on which the Filing Persons filed Amendment No. 3 to Schedule 13D, inclusive of the transactions effected through 4:00 pm, New York City time, on May 30, 2006. Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Trian Onshore	5/1/2006	43,868	61.7800	Sale*
Trian Onshore	5/5/2006	86,597	62.5116	Purchase**
Trian Onshore	5/12/2006	48,953	62.1481	Purchase**
Trian Onshore	5/19/2006	40,793	61.3504	Purchase**
Trian Onshore	5/30/2006	48,953	59.8081	Purchase**

Trian Offshore	5/1/2006	86,002	61.7800	Purchase*
Trian Offshore	5/5/2006	358,468	62.5116	Purchase**
Trian Offshore	5/12/2006	202,636	62.1481	Purchase**
Trian Offshore	5/19/2006	168,867	61.3504	Purchase**
Trian Offshore	5/30/2006	202,636	59.8081	Purchase**

Trian Offshore (Non-ERISA)	5/1/2006	12,367	61.7800	Sale*
Trian Offshore (Non-ERISA)	5/5/2006	24,192	62.5116	Purchase**
Trian Offshore (Non-ERISA)	5/12/2006	13,676	62.1481	Purchase**
Trian Offshore (Non-ERISA)	5/19/2006	11,396	61.3504	Purchase**
Trian Offshore (Non-ERISA)	5/30/2006	13,676	59.8081	Purchase**

Parallel Fund	5/1/2006	9,676	61.7800	Sale*
Parallel Fund	5/5/2006	19,969	62.5116	Purchase**
Parallel Fund	5/12/2006	11,288	62.1481	Purchase**
Parallel Fund	5/19/2006	9,406	61.3504	Purchase**
Parallel Fund	5/30/2006	11,288	59.8081	Purchase**

Parallel Fund II	5/1/2006	2,200	61.7800	Sale*
Parallel Fund II	5/5/2006	4,525	62.5116	Purchase**
Parallel Fund II	5/12/2006	2,559	62.1481	Purchase**
Parallel Fund II	5/19/2006	2,132	61.3504	Purchase**
Parallel Fund II	5/30/2006	2,559	59.8081	Purchase**

Separate Account	5/1/2006	17,891	61.7800	Sale*
Separate Account	5/5/2006	36,949	62.5116	Purchase**
Separate Account	5/12/2006	20,888	62.1481	Purchase**
Separate Account	5/19/2006	17,406	61.3504	Purchase**
Separate Account	5/30/2006	20,888	59.8081	Purchase**

________________________

* Represent private transactions pursuant to which the named persons bought from or sold to each other, as indicated above, the number of Shares set forth above at a price equal to the closing price of the Shares on the trading day immediately preceding the date of the transaction. These transactions were entered into solely for the purpose of rebalancing positions among the named persons.

** On the various dates set forth above, and as more fully described below, the named persons entered into a series of privately negotiated back-to-back call and put transactions with a financial institution through which they acquired an economic interest in an aggregate of 1,380,700 Shares and as a result of which such named persons are subject to the same economic gain or loss as if they had purchased the underlying Shares. Such persons currently intend to exercise these call options using general working capital currently available. More specifically, these transactions represent call options pursuant to which, on or prior to September 1, 2006 (the “Exercise Date”), the named person may acquire the number of Shares set forth above at the price per Share set forth above. These call options may be exercised at any time prior to their expiration on September 1, 2006. Simultaneously with the purchase of each call option, the named person also sold a put option to the same counterparty for the same number of Shares pursuant to which, if on September 1, 2006 the price per Share set forth above is greater than the closing price of the Shares on September 1, 2006 (the “Closing Price”), the counterparty may require the named person to, at such person’s election, either (i) pay the counterparty an amount in cash equal to the product of (a) the excess of the price per Share set forth above over the Closing Price and (b) the number of Shares set forth above or (ii) acquire the number of Shares set forth above at the price per Share set forth above. If a call option is exercised prior to September 1, 2006, the named person will receive a cash rebate from the counterparty for the period from the day after the exercise date up to and including September 7, 2006 calculated using an annual rate of the Federal Funds Rate plus 0.30%.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

See Items 3 and 5(c) for information regarding the Options.

Item 7. Material to be Filed as Exhibits

11. Powers of Attorney for Sandell Filing Persons, replacing those Powers of Attorney for Sandell Filing Persons included in Exhibit 7 to the Schedule 13D.

SIGNATURE

CUSIP No. 423074103

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 30, 2006

TRIAN PARTNERS GP, L.P.

By: Trian Partners General Partner, LLC, its general partner

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

[Signature Page of Amendment No. 4 of Schedule 13D – Wendy’s International, Inc.]

TRIAN PARTNERS MASTER FUND (NON-ERISA), L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By: Trian Partners Parallel Fund II GP, L.P., its general partner

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

[Signature Page of Amendment No. 4 of Schedule 13D – Wendy’s International, Inc.]

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:
/s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

/s/ Nelson Peltz
NELSON PELTZ

/s/ Peter W. May
PETER W. MAY

/s/ Edward P. Garden
EDWARD P. GARDEN

[Signature Page of Amendment No. 4 of Schedule 13D – Wendy’s International, Inc.]

CASTLERIGG MASTER INVESTMENTS LTD.

BY: SANDELL ASSET MANAGEMENT CORP., its investment manager

By:	/s/ Thomas E. Sandell
Name: Thomas E. Sandell
Title: Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name: Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

BY: SANDELL ASSET MANAGEMENT CORP., its investment manager

By:	/s/ Thomas E. Sandell
Name: Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

BY: SANDELL ASSET MANAGEMENT CORP., its investment manager

By:	/s/ Thomas E. Sandell
Name: Thomas E. Sandell
Title: Chief Executive Officer

/s/ Thomas E. Sandell
THOMAS E. SANDELL

End of Filing

[Signature Page of Amendment No. 4 of Schedule 13D – Wendy’s International, Inc.]